Exhibit 99.1

Hanwha SolarOne to Supply 80 MW in Chile

Leading PV developer to install large PV project powered by HSL S-series modules

SHANGHAI, January 5, 2015 /PRNewswire/ Hanwha SolarOne Co. Ltd., (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, announced it has signed a deal with a leading photovoltaic (PV) developer for the supply of 80 megawatts (MW) of solar PV modules to a project in the Antofagasta Region, Chile. The solar installations will be powered by Hanwha SolarOne’s new polycrystalline module generation, the HSL S Series.

“Hanwha Solar is strongly expanding into emerging PV markets,” said Maengyoon Kim, managing director of Hanwha SolarOne GmbH. “With its financial stability and high-quality products, our company has proven a reliable partner for investors and project planners worldwide.”

The delivery, totalling 258,000 HSL 72 S Poly modules, will begin late in the first quarter 2015 and is scheduled to be completed in the second quarter. The generated power will be sold under a power purchase agreement (PPA).

Hanwha SolarOne’s new S Series modules feature a four busbar design, yielding more efficient energy production and industry leading weak light and high temperature performance.

All Hanwha SolarOne modules are backed by a 25-year linear power warranty and 12-year workmanship warranty.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East.

As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. On December 8, 2014 the Company announced the acquisition of Hanwha Q CELLS in an all-stock transaction, which is expected to close during the first quarter of 2015 (see filings with the SEC for full disclosure). For more information, please visit: http://investors.hanwha-solarone.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.